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                             January 27, 2023

       Timothy G. Dixon
       President and Chief Executive Officer
       Therapeutic Solutions International, Inc.
       701 Wild Rose Lane
       Elk City, Idaho 83525

                                                        Re: Therapeutic
Solutions International, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 18,
2023
                                                            File No. 333-268070

       Dear Timothy G. Dixon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

       Amendment No. 2 to Form S-1 filed January 18, 2022

       Risk Factors, page 20

   1. We note your revisions in response to our prior comment 2. We note that you are registering up to
555,000,000 shares and that the purchase price under the equity financing agreement is defined
based on the trading price of your common stock. Given this, please expand your risk factor
titled    We may not have access to the full amount under the
                                                        Financing Agreement" to
discuss the impact of the trading price per share on your ability to access the full
amount available under the equity financing agreement pursuant to this registration statement,
or advise. We note that at your current share price, 555,000,000 shares have a value
between $3 and $4 million.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany
January 27,NameTherapeutic
            2023             Solutions International, Inc.
January
Page 2 27, 2023 Page 2
FirstName LastName
Executive Compensation, page 46

2. Please update your compensation disclosure for your recently completed fiscal year ended
         December 31, 2022. For guidance, see Item 402 of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure
Interpretations.
General

3. We note your revisions in response to our prior comment 6 and reissue in part. Your prospectus still contains some references to incorporating by reference. Please revise the below statements to remove the references to incorporating by reference Exchange Act filings:

                on the Cover Page, "See    Risk Factors    beginning on page 20
and the risk factors in
              our most recent Annual Report on Form 10-K, as well as in any other recently filed quarterly or current reports and, if any, in the relevant prospectus supplement. We urge you to carefully read this Prospectus, its exhibits, together with the documents we are entitled to incorporate by reference, if any, describing the terms of these securities before investing"; and
                on page F-15, it states that "The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes, as well as the Financial Statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the risk factors discussed therein filed with the SEC" and under Item 1A. Risk Factors, that "No material changes to risk factors have occurred as previously disclosed in Item 1A of our Annual Report on
              Form 10-K for the year ended December 31, 2021, which was filed with the SEC on
              March 31, 2022."


      Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-
7153 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Hugh Kelso, Esq.